Exhibit 99.1

Foresight Signs Strategic Agreement with Leading AI Company to Commercialize Advanced Solutions for Smart Transportation

CDG, a $IB annual revenue corporation, will leverage its expertise to lead the marketing and sales efforts of the intelligent traffic systems in mainland China

Ness Ziona, Israel – September 24, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a multi-phase strategic cooperation agreement with China Design Group Co. Ltd. (“CDG”) (Shenzhen: 603018), a $1 billion annual revenue Chinese technology company offering smart transportation solutions using IoT, 5G, and AI for urban planning and intelligent systems. CDG will leverage its expertise to lead the marketing and sales efforts of the intelligent traffic systems in mainland China, while Foresight will drive these initiatives in key international territories, focusing on Japan, South Korea, Europe, and the United States.

The parties seek to develop and commercialize advanced smart transportation and smart city solutions. Foresight believes this cooperation will leverage its 3D perception technology, along with IoT, cloud computing, and edge computing platforms. The scope includes planning, design, research and development integration, and implementation of innovative systems for traffic management, public transportation, and urban mobility. The collaboration aims to create comprehensive advanced technology solutions for accurate traffic sensing, efficient travel services, and intelligent traffic management that will be jointly marketed to third-party customers, driving innovation in urban mobility and sustainability.

Foresight’s 3D perception solutions use stereoscopic technology and proprietary algorithms to detect all objects and create high resolution 3D point clouds. Using both visible-light and thermal infrared cameras, these solutions can potentially enhance CDG’s monovision-based perception systems and offer a more robust and accurate perception solution that can operate in challenging conditions, including low visibility and adverse weather.

“Incorporating Foresight’s 3D perception technology into our smart transportation solutions perfectly aligns with CDG’s commitment to innovation and safety. This collaboration enables us to offer our customers cutting-edge perception capabilities that work effectively in various environmental conditions,” said Mr. Xuewu Dong, Vice President of CDG.

“Foresight’s technology offers a unique combination of long-range sensing, high resolution point clouds, and cost-effectiveness that stands out in the world of automotive perception systems. By partnering with CDG, we’re excited to offer a proprietary 3D perception solution that can be adaptable to a wide range of smart transportation and smart infrastructure applications,” said Oren Bar-On, Chief Executive Officer of Foresight Asia.

About China Design Group Co. Ltd.

China Design Group focuses on transportation planning and design, and provides a complete set of technology and product solutions for smart transportation, smart highways, smart shipping, smart parking, smart public transportation, smart cities, transportation big data and artificial intelligence, transportation and urban planning through the comprehensive application of IoT, 5G, Artificial Intelligence, cloud computing technology in business fields such as big data analysis, information planning, intelligent system design, intelligent system R&D and integration, and intelligent system operation.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the objectives and aims of and respective roles for the collaboration, the potential solutions of this collaboration, that the incorporation of Foresight’s technology into CDG’s smart transportation solutions aligns with CDG’s commitment to innovation and safety, the potential benefits for CDG in this collaboration, and that by collaborating with CDG the Company can offer a proprietary 3D perception solution that can be adaptable to a wide range of smart transportation and smart infrastructure applications. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654